WILLKIE FARR & GALLAGHER LLP
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December 27, 2007


VIA EDGAR AND FEDEX
-------------------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: John Hartz, Senior Assistant Chief Accountant

Re: Smith Barney AAA Energy Fund L.P. (the "Partnership") Form 10-K for the fiscal year ended December 31, 2006 Form 10-Q for the quarterly period ended March 31, 2007 File No. 000-25921
     --------------------------------------------------------

Ladies and Gentlemen:

On behalf of this firm's client, Citigroup Managed Futures LLC, the general partner of the Partnership (the "General Partner"), we respectfully submit below the General Partner's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter dated November 16, 2007 (the "Second Letter") to Jerry Pascucci, President and Director of the General Partner. The General Partner responded to the Staff's first comment letter dated July 17, 2007, by letter filed via EDGAR dated October 30, 2007. For your convenience, the Staff's comments are indicated in italics, followed by the General Partner's response.

Form 10-K for the fiscal year ended December 31, 2006
-----------------------------------------------------

Legal Proceedings, page 3
-------------------------

1. We note your response to prior comment 1. The volume and specificity of your legal proceedings implies greater risks related to losses than your response to us. Revise future filings to provide better context to readers. Specifically, revise future filings to clarify that:

          - CGM's litigation is disclosed to comply with Commodity Futures Trading Commission requirements.
          - None of these matters involve the Partnership, or the General
          Partner.

          - The assets of the partnership will not be subject to the claims of the parties adverse to CGM.

          Please show us supplementally the disclosures you intend to include in this regard.

The General Partner respectfully disagrees with the Staff's conclusion and respectfully declines to include the mitigating statements suggested by the Staff.

2. You state that the General Partner does not believe that CGM's litigation is likely to have any impact on the General Partner. If it is reasonably possible, that CGM's litigation could have an impact on the General Partner and such impact could have an adverse impact on the Partnership, directly or indirectly, you should revise to so state, and describe such possible impacts. Otherwise, confirm to us your belief that adverse material impact on the Partnership is remote.

The General Partner believes that the likelihood of CGM's litigation having an adverse material impact on either the Partnership or the General Partner is remote.

Results of Operations, page 17
------------------------------

3. We note your response to prior comment 2 and the narrative included in your response regarding the change in realized gains, the factors that contributed to this increase and how the nature of these factors are volatile and "the precise reasons for the Partnership's performance are not always clear." In future filings, revise to discuss the significant fluctuations in certain line items, the factors that contributed to the fluctuations and an explanation to the reader of the volatility of these factors, as this disclosure would enhance a reader['s] understanding of the Partnership as a passive investment vehicle that trades commodity futures which are highly volatile and subject to substantial risk.

The General Partner intends to include additional disclosure as requested.

                                     * * * *

Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8727.

Very truly yours,

/s/ Rita M. Molesworth

Rita M. Molesworth

cc:  Melissa Rocha, CPA (Securities and Exchange Commission)
     Jennifer Magro
     Gabriel Acri